CRA International, Inc.

200 Clarendon Street

Boston, Massachusetts 02116

July 11, 2006

VIA EDGAR

Mr. Robert S. Littlepage
Accountant Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       CRA International, Inc.
Item 4.01 Form 8-K
Filed June 27, 2006
File No. 000-24049

On behalf of CRA International, Inc., please find below responses to the comments of the Securities and Exchange Commission set forth in Mr. Robert S. Littlepage’s letter of June 28, 2006.

Comment 1

Please tell us, in detail, the nature of the services that you provided to your former accountant during their term as your auditor and the time span over which these services were performed.

Response 1

Ernst & Young LLP (EY) had been the auditors of CRA International, Inc. (CRA) since January 29, 1998. EY and CRA mutually agreed to terminate the independent registered public accountant (auditor/accountant) relationship and, accordingly, on June 26, 2006, CRA dismissed EY. Since October 1995, including during the period that EY served as CRA’s external auditors, CRA provided various professional services to EY. These services were the same, both in nature and commercial terms, as services CRA routinely provides to its other customers. The services primarily involved CRA providing EY economic analysis, principally on litigation matters in which EY was a party. The services often included analyses of technical matters by credentialed and experienced economic and finance professionals. The matters included calculations of damages and liability analysis in securities fraud or other litigation matters in which EY was a defendant. Typically, these services were in the nature of support of the expert reports or testimony provided by consultant experts associated with CRA.

These services were generally contracted by EY directly and, on occasion, indirectly through counsel representing EY in litigation. However, all CRA procurements were evaluated for independence purposes as though they were direct procurements by EY.

Additionally, beginning in August 2004, CRA began providing professional services to a group of large accounting firms, including EY. The professional services provided to these firms were the same services, both in nature and commercial terms, as services CRA routinely provides to its other customers. These services included data accumulation, analysis and publication of surveys related to proxy fee information and Section 404 related costs. Although EY did not contract for these services directly, the services were evaluated for independence purposes as though they were direct procurements by EY.

Comment 2

Please also explain how you determined that their independence was not impaired during those periods.

Response 2

EY periodically informed and confirmed to the Audit Committee of CRA that EY’s purchases of professional services from CRA did not impair EY’s independence. CRA and its Audit Committee received and reviewed EY’s annual ISB 1 letter, which, for the relevant years, communicated EY’s conclusions on the absence of independence implications of such services, and its further conclusion that the providing of these services did not impair its independence as auditors of CRA. EY also periodically discussed independence matters with CRA’s Audit Committee, in each instance reporting to CRA’s Audit Committee that it was EY’s judgment that the procurement of the services by EY from CRA did not impair EY’s independence as auditors of CRA. EY reported to CRA’s Audit Committee that its judgment about independence had been made after consulting with the relevant EY personnel in its National Independence office about these matters.

CRA and its Audit Committee are aware of the provision contained in Regulation S-X, Rule 2-01(c)(3) that states that, notwithstanding a business relationship between the accountant and its audit client, an accountant’s independence will not be deemed impaired if the accountant is “a consumer in the ordinary course of business”. CRA and its Audit Committee were aware that the professional services being provided for EY were for EY’s internal use in its defense of litigation, which is an activity handled by EY in the ordinary course of its business.  Further, CRA and its Audit Committee were aware of the terms and conditions under which such professional services were provided and agreed with EY’s conclusion that both the nature of the services and the terms and conditions were consistent with the Regulation S-X, Rule 2-01(c)(3) business relationship rule.

Based on its own analysis and the communications and ISB 1 letters from EY, CRA and its Audit Committee concluded that the purchases of professional services by EY from CRA complied with both the spirit and the letter of Regulation S-X, Rule 2-01(c)(3) and therefore did not impair EY’s independence as auditors of CRA.

*     *     *     *     *

CRA acknowledges the following:

•                    CRA is responsible for the adequacy and accuracy of the disclosure in the filing;

•                    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    CRA may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (617) 425-3740 with any questions. Thank you for your assistance.

Sincerely,

CRA INTERNATIONAL, INC.

By:	/s/ Wayne D. Mackie
Wayne D. Mackie,
Vice President, Treasurer, and
Chief Financial Officer